Exhibit 2
     Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price
June 7, 2007	751,000	$24.1864
June 8, 2007	12,300	$24.66
July 11, 2007	2,000,000	$28.4216
July 26, 2007	2,000,000	$25.7384
July 30, 2007	925,000	$25.151
July 31, 2007	1,000,000	$25.2351